Exhibit 99

Eros International Plc Announces Indian Subsidiary Results

Mumbai, 29th May, 2014: Eros International plc (NYSE: EROS) (“Eros”), a leading global company in the Indian film entertainment industry, announced today that it has released consolidated financial results by its majority-owned subsidiary, Eros International Media Limited for the fourth quarter and year ended March 31, 2014. Please refer to Eros International Media’s website www.erosintl.com to view the results.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has a competitive advantage through its extensive and growing movie library comprising of over 2,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. Eros International has built a dynamic business model by combining the release of new films every year with the exploitation of its film library. For further information please visit: www.erosplc.com

Eros International Plc

Mark Carbeck

Chief Corporate and Strategy Officer

Eros International

mark.carbeck@erosintl.com

+44 (0)207 258 9909

Media:
Sloane & Company
Whit Clay

212 446 1864

Email: wclay@sloanepr.com